

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 17, 2006

Robert L. Laurent, Jr.
Chief Financial Officer
Fedders Corporation
505 Martinsville Road
Liberty Corner, NJ 07938-0813

> **Re:** **Fedders Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2004**
> **Filed January 10, 2006**
> **File No. 1-8831**

Dear Mr. Laurent:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.

Sincerely,

John Cash
Accounting Branch Chief